UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IsoPlexis Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

465005106

(CUSIP Number)

Paul Hodgdon

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 800

Bethesda, MD 20814

240-800-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465005106	Page 2

1.	Names of Reporting Persons Northpond Ventures, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 465005106	Page 3

1.	Names of Reporting Persons Northpond Ventures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 465005106	Page 4

1.	Names of Reporting Persons Northpond Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 465005106	Page 5

1.	Names of Reporting Persons Northpond Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 465005106	Page 6

1.	Names of Reporting Persons Michael P. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 465005106	Page 7

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements statements on Schedule 13D filed on October 22, 2021, as amended on December 22, 2022 (the “Initial Statement”) with respect to the shares of Common Stock, $.0001 par value (the “Common Stock”) of IsoPlexis Corporation, a Delaware corporation (the “Issuer” or “IsoPlexis”) having its principal executive office at 35 NE Industrial Rd., Branford, CT 06405. Each Item below amends and supplements the information disclosed under the corresponding Item of the Initial Statement. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Initial Statement. Except as set forth in this Amendment No. 2, the information contained in the Schedule 13D has not been updated or amended.

Item 2.	Identity and Background

There are no amendments to Item 2 of the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

There are no amendments to Item 3 of the Initial Statement.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

On March 21, 2023, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Berkeley Lights. At the effective time of the Merger, each share of common stock, par value $0.001, of the Issuer was converted into the right to receive 0.6120 fully paid and nonassessable shares (the “Exchange Ratio”) of common stock, par value $0.00005, of Berkeley Lights, together with cash in lieu of fractional shares of Berkeley Lights Common Stock, if any.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and replaced in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

As of the date hereof, Northpond LP owns directly (and therefore is deemed the beneficial owner of) 0 shares of Common Stock, which represents approximately 0.0% of the number of shares of Common Stock outstanding. Northpond LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond LP, Northpond GP may be deemed to be the indirect beneficial owner of the 0 shares of Common Stock beneficially owned by Northpond LP, which represents approximately 0.0% of the number of shares of Common Stock outstanding. Northpond GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP.

As of the date hereof, Northpond Capital owns directly (and therefore is deemed the beneficial owner of) 0 shares of Common Stock, which represents approximately 0.0% of the number of shares of Common Stock outstanding. Northpond Capital has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond Capital, Northpond Capital GP may be deemed to be the indirect beneficial owner of the 0 shares of Common Stock beneficially owned by Northpond Capital LP, which represents approximately 0.0% of the number of shares of Common Stock outstanding. Northpond Capital GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond Capital LP.

CUSIP NO. 465005106	Page 8

Mr. Rubin is the sole managing member of each of Northpond GP and Northpond Capital GP. As a result of the foregoing relationships, Mr. Rubin may be deemed to be the indirect beneficial owner of the 0 shares of Common Stock beneficially owned by Northpond LP and Northpond Capital LP, which represents approximately 0.0% of the number of shares of Common Stock outstanding. Mr. Rubin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP and Northpond Capital LP.

Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

(c) None of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on March 21, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no amendments to Item 6 of the Initial Statement.

Item 7.	Material to be Filed as Exhibits

There are no amendments to Item 7 of the Initial Statement.

CUSIP NO. 465005106	Page 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Chief Financial Officer, Partner

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Chief Financial Officer, Partner

Northpond Capital, LP By: Northpond Capital GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Chief Financial Officer, Partner

Northpond Capital GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Chief Financial Officer, Partner

By	/s/ Michael P. Rubin
Name: Michael P. Rubin